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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                         COMMISSION FILE NUMBER 1-11867
                          NOTIFICATION OF LATE FILING

(Check One): [ ] FORM 10-K and Form 10-KSB [ ] FORM 20-F
             [ ] FORM 11-K
             [x] FORM 10-Q and Form 10-QSB [ ] FORM N-SAR

For Period Ended: September 30, 1996

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended: _______________________________________

     Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

     If the  notification relates  to a  portion of  the filing  checked  above,
identify  the Item(s) to  which the notification relates:         Not Applicable

                            Part I. Registration Information

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
Full name of registrant:              National Propane Partners,  L.P.
Former name if applicable:            Not Applicable
Address of principal executive
office (street and number):           200 First Street, IES Tower, Suite 1700
City, State and Zip Code:             Cedar Rapids, IA 52401-1409
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                        Part II. Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box).


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[ ]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if necessary).

     The preparation of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996 could not be completed by the prescribed filing date of November 14, 1996 without unreasonable effort or expense as a result of the following:

        In the latter part of the quarterly period ended September 30, 1996, the registrant experienced employee turnover in certain management accounting positions integral to the completion of the Registrant's Quarterly Report on Form 10-Q. The time expended in hiring and training new personnel for these positions together with the increased responsibilities placed upon others due to this turnover served to delay the Registrant's financial reporting process. In addition, the Registrant is a subsidiary of Triarc Companies, Inc., ('Triarc'). Certain of Triarc's key personnel that are integral to the completion of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996 are also integral to the completion of the Quarterly Report on Form 10-Q for Triarc as well as other Triarc subsidiaries that are required to file a quarterly report on Form 10-Q. Due to the combination of the above factors, the Registrant has been unable to finalize its consolidated financial statements on Form 10-Q for the quarterly reporting period ended September 30, 1996 without unreasonable effort or expense.

     For the above stated-reason, the preparation of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996, including the condensed consolidated financial statements to be included therein, could not be completed by the prescribed filing date of November 14, 1996 without unreasonable effort or expense.


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                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Ronald R. Rominiecki                   319                   365-1550
     (Name)                        (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [X] Yes      [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ ] Yes       [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             National Propane L.P.
                           -----------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 1996                           By: /s/RONALD R. ROMINIECKI
                                                      -----------------------
                                                      Ronald R. Rominiecki
                                                      Senior Vice President and
                                                      Chief Financial Officer